Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 14, 2019 relating to the

Preliminary Prospectus Supplement dated May 14, 2019

to Prospectus dated April 25, 2019

Registration Statement No. 333-231027

Pricing Term Sheet

$750,000,000 2.950% Senior Notes due 2024

$750,000,000 3.200% Senior Notes due 2026

$1,000,000,000 3.450% Senior Notes due 2029

$500,000,000 4.000% Senior Notes due 2039

$1,000,000,000 4.150% Senior Notes due 2049

Issuer:	Waste Management, Inc.
Guarantor:	Waste Management Holdings, Inc.
Ratings:*	Moody’s: Baa1 (stable) S&P: A- (stable) Fitch: BBB+ (stable)
Trade Date:	May 14, 2019
Settlement Date:	T+6; May 22, 2019
Principal Amount:	2024 Notes: $750,000,000 2026 Notes: $750,000,000 2029 Notes: $1,000,000,000 2039 Notes: $500,000,000 2049 Notes: $1,000,000,000
Maturity Date:	2024 Notes: June 15, 2024 2026 Notes: June 15, 2026 2029 Notes: June 15, 2029 2039 Notes: July 15, 2039 2049 Notes: July 15, 2049
Coupon:	2024 Notes: 2.950% 2026 Notes: 3.200% 2029 Notes: 3.450% 2039 Notes: 4.000% 2049 Notes: 4.150%
Benchmark Treasury:	2024 Notes: 2.25% due April 30, 2024
2026 Notes: 2.375% due April 30, 2026 2029 Notes: 2.375% due May 15, 2029 2039 Notes: 3.000% due February 15, 2049 2049 Notes: 3.000% due February 15, 2049
Benchmark Treasury Price and Yield:	2024 Notes: 100-07 1/4 / 2.201%

2026 Notes: 100-14+ / 2.304% 2029 Notes: 99-18+ / 2.423% 2039 Notes: 102-27+ / 2.857% 2049 Notes: 102-27+ / 2.857%
Spread to Benchmark Treasury:	2024 Notes: +75 basis points 2026 Notes: +90 basis points 2029 Notes: +105 basis points 2039 Notes: +115 basis points 2049 Notes: +130 basis points
Yield to Maturity:	2024 Notes: 2.951% 2026 Notes: 3.204% 2029 Notes: 3.473% 2039 Notes: 4.007% 2049 Notes: 4.157%
Price to Public:	2024 Notes: 99.994% of face amount 2026 Notes: 99.973% of face amount 2029 Notes: 99.804% of face amount 2039 Notes: 99.896% of face amount 2049 Notes: 99.872% of face amount
Net Proceeds (after underwriting discounts and estimated expenses):	$3.963 billion
Interest Payment Dates:

2024 Notes, 2026 Notes and 2029 Notes: Semi-annually on June 15 and December 15, commencing on December 15, 2019

2039 Notes and 2049 Notes: Semi-annually on January 15 and July 15, commencing on January 15, 2020

Optional Redemption:

The 2024 Notes are redeemable at any time prior to May 15, 2024 (one month prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 12.5 basis points (as defined and described in further detail in the Preliminary Prospectus Supplement).  The 2024 Notes are redeemable on or after May 15, 2024 (one month prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

The 2026 Notes are redeemable at any time prior to April 15, 2026 (two months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 15 basis points (as defined and described in further detail in the Preliminary Prospectus Supplement).  The 2026 Notes are redeemable on or after April 15, 2026

(two months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

The 2029 Notes are redeemable at any time prior to March 15, 2029 (three months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 20 basis points (as defined and described in further detail in the Preliminary Prospectus Supplement).  The 2029 Notes are redeemable on or after March 15, 2029 (three months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

The 2039 Notes are redeemable at any time prior to January 15, 2039 (six months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 20 basis points (as defined and described in further detail in the Preliminary Prospectus Supplement).  The 2039 Notes are redeemable on or after January 15, 2039 (six months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

The 2049 Notes are redeemable at any time prior to January 15, 2049 (six months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 20 basis points (as defined and described in further detail in the Preliminary Prospectus Supplement).  The 2049 Notes are redeemable on or after January 15, 2049 (six months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

Special Mandatory Redemption:

If the Company does not consummate the Merger (as defined under “Summary—Recent Developments” in the Preliminary Prospectus Supplement) on or prior to July 14, 2020, or, if prior to such date, the Merger Agreement is terminated for any reason, then, in either case, the Company will be required to redeem all of the outstanding 2024 notes, 2026 notes, 2029 notes and 2039 notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP/ISIN:	2024 Notes: 94106L BF5 / US94106LBF58 2026 Notes: 94106L BH1 / US94106LBH15 2029 Notes: 94106L BG3 / US94106LBG32 2039 Notes: 94106L BJ7 / US94106LBJ70 2049 Notes: 94106L BK4 / US94106LBK44

Joint Book-Running Managers:

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Academy Securities, Inc.

BNY Mellon Capital Markets, LLC

Comerica Securities, Inc.

MFR Securities, Inc.

Siebert Cisneros Shank & Co., L.L.C.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review or withdrawal at any time.

MiFID II professionals/ECPs-only/No PRIIPs KID — in the European Economic Area (EEA), the manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

The information in this term sheet supplements the information provided in the preliminary prospectus supplement dated May 14, 2019. To the extent information in this term sheet conflicts with information in the preliminary prospectus supplement, this term sheet controls.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Credit Suisse Prospectus Department toll-free at 1-800-221-1037; (2) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; (3) Goldman Sachs & Co. LLC collect at 1-212-902-1171 (Prospectus Department); (4) J.P. Morgan Securities LLC collect at 1-212-834-4533; or (5) Mizuho Securities USA LLC toll-free at 1-866-271-7403.

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